UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 5)

Independence Realty Trust, Inc.

(Name of Issuer)

Common Stock, $0.01 par value per share

(Title of Class of Securities)

45378A 106

(CUSIP Number)

James J. Sebra

Chief Financial Officer and Treasurer

RAIT Financial Trust

Cira Centre

2929 Arch Street, 17th Floor

Philadelphia, Pennsylvania 19104

(215) 243-9000

with a copy to:

Anders Laren

Senior Managing Director

RAIT Financial Trust

Cira Centre

2929 Arch Street, 17th Floor

Philadelphia, Pennsylvania 19104

(215) 243-9000

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

September 17, 2015

(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), Rule 13d-1(f) or Rule 13d-1(g), check the following box.  ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 45378A 106

1.	Names of reporting persons RAIT Financial Trust
2.	Check the appropriate box if a member of a group (see instructions) (a) ☐ (b) ☒
3.	SEC use only
4.	Source of funds (see instructions) OO
5.	Check if disclosure of legal proceedings is required pursuant to Item 2(d) or 2(e) ☒
6.	Citizenship or place of organization Maryland
Number of shares beneficially owned by each reporting person with:	7.	Sole voting power -0-
	8.	Shared voting power 7,269,719
	9.	Sole dispositive power -0-
	10.	Shared dispositive power 7,269,719
11.	Aggregate amount beneficially owned by each reporting person 7,269,719
12.	Check if the aggregate amount in Row (11) excludes certain shares (see instructions) ☐
13.	Percent of class represented by amount in Row (11) 15.44%
14.	Type of reporting person (see instructions) HC/OO

CUSIP No. 45378A 106

1.	Names of reporting persons RAIT NTR Holdings, LLC
2.	Check the appropriate box if a member of a group (see instructions) (a) ☐ (b) ☒
3.	SEC use only
4.	Source of funds (see instructions) OO
5.	Check if disclosure of legal proceedings is required pursuant to Item 2(d) or 2(e) ☒
6.	Citizenship or place of organization Delaware
Number of shares beneficially owned by each reporting person with:	7.	Sole voting power -0-
	8.	Shared voting power 2,060,719
	9.	Sole dispositive power -0-
	10.	Shared dispositive power 2,060,719
11.	Aggregate amount beneficially owned by each reporting person 2,060,719
12.	Check if the aggregate amount in Row (11) excludes certain shares (see instructions) ☒
13.	Percent of class represented by amount in Row (11) 4.38%
14.	Type of reporting person (see instructions) OO

CUSIP No. 45378A 106

1.	Names of reporting persons Taberna IR Holdings Member, LLC
2.	Check the appropriate box if a member of a group (see instructions) (a) ☐ (b) ☒
3.	SEC use only
4.	Source of funds (see instructions) OO
5.	Check if disclosure of legal proceedings is required pursuant to Item 2(d) or 2(e) ☒
6.	Citizenship or place of organization Delaware
Number of shares beneficially owned by each reporting person with:	7.	Sole voting power -0-
	8.	Shared voting power 97,500
	9.	Sole dispositive power -0-
	10.	Shared dispositive power 97,500
11.	Aggregate amount beneficially owned by each reporting person 97,500
12.	Check if the aggregate amount in Row (11) excludes certain shares (see instructions) ☒
13.	Percent of class represented by amount in Row (11) 0.21%
14.	Type of reporting person (see instructions) OO

CUSIP No. 45378A 106

1.	Names of reporting persons Belle Creek Member, LLC
2.	Check the appropriate box if a member of a group (see instructions) (a) ☐ (b) ☒
3.	SEC use only
4.	Source of funds (see instructions) OO
5.	Check if disclosure of legal proceedings is required pursuant to Item 2(d) or 2(e) ☒
6.	Citizenship or place of organization Delaware
Number of shares beneficially owned by each reporting person with:	7.	Sole voting power -0-
	8.	Shared voting power 352,500
	9.	Sole dispositive power -0-
	10.	Shared dispositive power 352,500
11.	Aggregate amount beneficially owned by each reporting person 352,500
12.	Check if the aggregate amount in Row (11) excludes certain shares (see instructions) ☒
13.	Percent of class represented by amount in Row (11) 0.75%
14.	Type of reporting person (see instructions) OO

CUSIP No. 45378A 106

1.	Names of reporting persons Crestmont Member, LLC
2.	Check the appropriate box if a member of a group (see instructions) (a) ☐ (b) ☒
3.	SEC use only
4.	Source of funds (see instructions) OO
5.	Check if disclosure of legal proceedings is required pursuant to Item 2(d) or 2(e) ☒
6.	Citizenship or place of organization Delaware
Number of shares beneficially owned by each reporting person with:	7.	Sole voting power -0-
	8.	Shared voting power 675,000
	9.	Sole dispositive power -0-
	10.	Shared dispositive power 675,000
11.	Aggregate amount beneficially owned by each reporting person 675,000
12.	Check if the aggregate amount in Row (11) excludes certain shares (see instructions) ☒
13.	Percent of class represented by amount in Row (11) 1.43%
14.	Type of reporting person (see instructions) OO

CUSIP No. 45378A 106

1.	Names of reporting persons Copper Mill Member, LLC
2.	Check the appropriate box if a member of a group (see instructions) (a) ☐ (b) ☒
3.	SEC use only
4.	Source of funds (see instructions) OO
5.	Check if disclosure of legal proceedings is required pursuant to Item 2(d) or 2(e) ☒
6.	Citizenship or place of organization Delaware
Number of shares beneficially owned by each reporting person with:	7.	Sole voting power -0-
	8.	Shared voting power 736,500
	9.	Sole dispositive power -0-
	10.	Shared dispositive power 736,500
11.	Aggregate amount beneficially owned by each reporting person 736,500
12.	Check if the aggregate amount in Row (11) excludes certain shares (see instructions) ☒
13.	Percent of class represented by amount in Row (11) 1.56%
14.	Type of reporting person (see instructions) OO

CUSIP No. 45378A 106

1.	Names of reporting persons Heritage Trace Member, LLC
2.	Check the appropriate box if a member of a group (see instructions) (a) ☐ (b) ☒
3.	SEC use only
4.	Source of funds (see instructions) OO
5.	Check if disclosure of legal proceedings is required pursuant to Item 2(d) or 2(e) ☒
6.	Citizenship or place of organization Delaware
Number of shares beneficially owned by each reporting person with:	7.	Sole voting power -0-
	8.	Shared voting power 550,000
	9.	Sole dispositive power -0-
	10.	Shared dispositive power 550,000
11.	Aggregate amount beneficially owned by each reporting person 550,000
12.	Check if the aggregate amount in Row (11) excludes certain shares (see instructions) ☒
13.	Percent of class represented by amount in Row (11) 1.17%
14.	Type of reporting person (see instructions) OO

CUSIP No. 45378A 106

1.	Names of reporting persons Tresa at Arrowhead Member, LLC
2.	Check the appropriate box if a member of a group (see instructions) (a) ☐ (b) ☒
3.	SEC use only
4.	Source of funds (see instructions) OO
5.	Check if disclosure of legal proceedings is required pursuant to Item 2(d) or 2(e) ☒
6.	Citizenship or place of organization Delaware
Number of shares beneficially owned by each reporting person with:	7.	Sole voting power -0-
	8.	Shared voting power 917,500
	9.	Sole dispositive power -0-
	10.	Shared dispositive power 917,500
11.	Aggregate amount beneficially owned by each reporting person 917,500
12.	Check if the aggregate amount in Row (11) excludes certain shares (see instructions) ☒
13.	Percent of class represented by amount in Row (11) 1.95%
14.	Type of reporting person (see instructions) OO

CUSIP No. 45378A 106

1.	Names of reporting persons Centrepoint Member, LLC
2.	Check the appropriate box if a member of a group (see instructions) (a) ☐ (b) ☒
3.	SEC use only
4.	Source of funds (see instructions) OO
5.	Check if disclosure of legal proceedings is required pursuant to Item 2(d) or 2(e) ☒
6.	Citizenship or place of organization Delaware
Number of shares beneficially owned by each reporting person with:	7.	Sole voting power -0-
	8.	Shared voting power 1,190,000
	9.	Sole dispositive power -0-
	10.	Shared dispositive power 1,190,000
11.	Aggregate amount beneficially owned by each reporting person 1,190,000
12.	Check if the aggregate amount in Row (11) excludes certain shares (see instructions) ☒
13.	Percent of class represented by amount in Row (11) 2.53%
14.	Type of reporting person (see instructions) OO

CUSIP No. 45378A 106

1.	Names of reporting persons Cumberland Member, LLC
2.	Check the appropriate box if a member of a group (see instructions) (a) ☐ (b) ☒
3.	SEC use only
4.	Source of funds (see instructions) OO
5.	Check if disclosure of legal proceedings is required pursuant to Item 2(d) or 2(e) ☒
6.	Citizenship or place of organization Delaware
Number of shares beneficially owned by each reporting person with:	7.	Sole voting power -0-
	8.	Shared voting power 690,000
	9.	Sole dispositive power -0-
	10.	Shared dispositive power 690,000
11.	Aggregate amount beneficially owned by each reporting person 690,000
12.	Check if the aggregate amount in Row (11) excludes certain shares (see instructions) ☒
13.	Percent of class represented by amount in Row (11) 1.47%
14.	Type of reporting person (see instructions) OO

Item 1.	Security and Issuer

This Amendment No. 5 to Schedule 13D (this “Amendment No. 5”) amends the Schedule 13D filed on August 26, 2013, as amended by Amendment No. 1, filed on February 7, 2014, Amendment No. 2, filed on July 23, 2014, Amendment No. 3, filed on December 10, 2014, and Amendment No. 4, filed on May 21, 2015 (collectively, the “Original Schedule 13D”) and relates to the common stock, par value $0.01 per share (“Common Stock”), of Independence Realty Trust, Inc., a Maryland corporation (“IRT”). The address of the principal executive offices of IRT is Cira Centre, 2929 Arch Street, 17th Floor, Philadelphia, Pennsylvania 19104. This Amendment No. 5 is being filed solely to amend the facing pages, Item 1, Item 2, Item 4, Item 5, Item 6 and Item 7, as set forth below. Capitalized terms used herein and not otherwise defined in this Amendment No. 5 have the meanings set forth in the Original Schedule 13D.

Item 2.	Identity and Background

Item 2 of the Original Schedule 13D is hereby amended by replacing the last paragraph with the following:

As previously disclosed, on September 16, 2014, Taberna Capital Management, LLC (“TCM”), a subsidiary of RAIT, reached an agreement in principle with the staff of the Securities and Exchange Commission (“SEC”) to resolve a non-public investigation initiated by SEC staff. Consistent with this agreement in principle, the SEC accepted an offer of settlement submitted by TCM and entered an order (administrative proceeding file no. 3-16776) (the “Order”) on September 2, 2015. TCM consented to the entry of the Order without admitting or denying the findings therein. The Order, among other things, required TCM to pay disgorgement of $13.0 million, prejudgment interest of $2.0 million and a civil penalty of $6.5 million, aggregating to payments of $21.5 million. In connection with TCM’s offer of settlement, RAIT provided a written commitment (the “Commitment”) to the SEC which became effective on the date of the Order. The Commitment provided, among other things, that RAIT would ensure the payment by TCM of the $21.5 million of payments referenced above, which payments were made September 3, 2015. The individuals named in the Order were one of the two former executive officers and the former employee of RAIT which RAIT previously disclosed had received “Wells Notices” from the SEC staff relating to the subject of such investigation. The former executive officer left RAIT as of December 31, 2014 and the former employee left RAIT in 2010. We have been informed that the SEC staff has notified the other former executive officer who received a Wells Notice that the staff has concluded its investigation as to such former executive officer and that it does not intend to recommend that the SEC commence any enforcement action against such former executive officer.

Except for the matters described in the preceding paragraph, during the last five years, neither RAIT nor any Subsidiary has been and, to the best of the knowledge of RAIT and the Subsidiaries, no person listed in Annex I hereto has been, a party to a civil proceeding of a judicial or administrative body of competent jurisdiction resulting in a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activity subject to, federal or state securities laws or finding any violations with respect to such laws.

Item 4.	Purpose of Transaction

Item 4 of the Original Schedule 13D is hereby amended and supplemented by the addition of the following:

On September 11, 2015, as previously disclosed, the IRT Buyer Parties, TSRE and the Operating Partnership entered into Amendment No. 1 to the Merger Agreement (the “Amendment”). The Amendment provides for certain adjustments to the Merger Agreement resulting from IRT’s entry into a Contribution and Exchange Agreement (the “Contribution Agreement”) on September 11, 2015 with Michael D. Baumann and Heidi Baumann (the “Baumanns”), the sole third party holder of units of limited partnership interest of the Operating Partnership (the “Operating Partnership Units”), as previously disclosed. The description of the Amendment contained herein does not purport to be complete and is qualified in its entirety by reference to the full text of the Amendment, a copy of which is attached as Exhibit H hereto and incorporated herein by reference.

On September 17, 2015, IRT completed the previously announced Merger. At the Company Merger Effective Time, each share of common stock of TSRE, par value $0.01 per share (the “TSRE Common Stock”), issued and outstanding immediately prior to the Company Merger Effective Time was converted automatically into the right to receive (a) $3.80 in cash and (b) 0.4108 shares of Common Stock plus cash in lieu of fractional shares. Pursuant to the Contribution Agreement, immediately prior to the consummation of the Partnership Merger, the Baumanns contributed all of their Operating Partnership Units to IRT OP in exchange for 1,925,419 common units of limited partnership interests in IRT OP (“IROP Units”), plus cash in lieu of fractional IROP Units, in lieu of the Baumanns receiving cash and IROP Units in the Partnership Merger.

As a result of the completion of the Merger, the previously announced Voting Agreement terminated in accordance with its terms on September 17, 2015.

The IROP Units issued pursuant to the Contribution Agreement are subject to an exchange rights agreement (the “Exchange Agreement”) that provides for the terms and conditions under which the IROP Units can be exchanged for cash in an amount equal to the value of an equivalent number of shares of Common Stock as of the date IRT OP receives the Baumanns’ notice of their desire to exchange or, at IRT’s option, for the equivalent number of shares of Common Stock. The value and number of shares exchanged by IRT OP is subject to adjustment under defined circumstances. The Exchange Agreement provides that the exchange right is exercisable on or after the issuance of the IROP Units to the Baumanns or upon the liquidation or the sale of substantially all of IRT OP’s assets, subject to the terms of the IRT OP limited partnership agreement.

Item 5.	Interest in Securities of the Issuer

Item 5 of the Original Schedule 13D is hereby amended and restated as follows:

(a)-(b) RAIT and the Subsidiaries beneficially own 7,269,719 shares of Common Stock, representing approximately 15.44% of the outstanding shares of Common Stock (based on 47,070,677 shares of Common Stock, the number of shares of Common Stock outstanding as of September 23, 2015). The shares of Common Stock and percentage of outstanding Common Stock beneficially owned by RAIT and each of the Subsidiaries are set forth in Items 11 and 13 of the cover pages of this Amendment No. 5, which items are hereby incorporated herein by reference. Each direct holder expressly disclaims beneficial ownership of all shares held by other direct holders.

(c) The information set forth in Item 4 of this Amendment No. 5 is hereby incorporated by reference. There have been no transactions in the Common Stock during the sixty days prior to the date of this Amendment No. 5 by RAIT, the Subsidiaries or any person named on Annex I.

(d) Not applicable.

(e) Not applicable.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

Item 6 of the Original Schedule 13D is hereby amended and supplemented by the addition of the following:

As a result of the completion of the Merger, the Voting Agreement terminated in accordance with its terms on September 17, 2015.

Item 7.	Material to Be Filed as Exhibits

Item 7 of the Original Schedule 13D is hereby amended by including the following at the end thereof:

Exhibit H:	Amendment No. 1, dated as of September 11, 2015, to Agreement and Plan of Merger, dated as of May 11, 2015, by and among Independence Realty Trust, Inc., Independence Realty Operating Partnership, LP, Adventure Merger Sub LLC, IRT Limited Partner, LLC, Trade Street Residential, Inc. and Trade Street Operating Partnership, LP.[1]

[1]	Incorporated by reference to Exhibit 2.1 to IRT’s Current Report on Form 8-K filed with the SEC on September 11, 2015.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: September 25, 2015	RAIT Financial Trust

	By:	/s/ James J. Sebra
	Name:	James J. Sebra
	Title:	Chief Financial Officer and Treasurer

ANNEX I

Executive Officers and Trustees of RAIT Financial Trust

Each trustee and executive officer listed in the table below is a citizen of the United States.

Name	Business Address	Title	Principal Occupation and Employer (if different from previous)
Scott F. Schaeffer	Cira Centre 2929 Arch Street, 17th Fl. Philadelphia, PA 19104	Chief Executive Officer and Chairman of the Board of Trustees	Not applicable

James J. Sebra	Cira Centre 2929 Arch Street, 17th Fl. Philadelphia, PA 19104	Chief Financial Officer & Treasurer	Not applicable

Scott L. N. Davidson	Cira Centre 2929 Arch Street, 17th Fl. Philadelphia, PA 19104	President	Not applicable

John J. Reyle	Cira Centre 2929 Arch Street, 17th Fl. Philadelphia, PA 19104	Senior Managing Director & Chief Legal Officer	Not applicable

Andrew M. Batinovich	Cira Centre 2929 Arch Street, 17th Fl. Philadelphia, PA 19104	Trustee	President and Chief Executive Officer, Glenborough, LLC

Edward S. Brown	Cira Centre 2929 Arch Street, 17th Fl. Philadelphia, PA 19104	Trustee	President, Edward S. Brown Group

Frank A. Farnesi	Cira Centre 2929 Arch Street, 17th Fl. Philadelphia, PA 19104	Trustee	Retired

S. Kristin Kim	Cira Centre 2929 Arch Street, 17th Fl. Philadelphia, PA 19104	Trustee	Founder, Sansori

Jon C. Sarkisian	Cira Centre 2929 Arch Street, 17th Fl. Philadelphia, PA 19104	Trustee	Executive Vice President, CRBE Group, Inc.

Andrew M. Silberstein	Cira Centre 2929 Arch Street, 17th Fl. Philadelphia, PA 19104	Trustee	Partner, Almanac Realty Investors, LLC

Murray Stempel III	Cira Centre 2929 Arch Street, 17th Fl. Philadelphia, PA 19104	Trustee	Director, Royal Bancshares of Pennsylvania, Inc.